Filed by: FACT II Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: FACT II Acquisition Corp.

Commission File Number: 001-42421

Date: May 7, 2026

The following investor presentation was made available on May 7, 2026.

PRECISION AEROSPACE & DEFENSE GROUP, INC. INVESTOR PRESENTATION MAY 2026 CONFIDENTIAL

Disclaimer 2 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL. This presentation is being furnished by FACT II Acquisition Corp. (“FACT”) and Precision Aerospace & Defense Group, Inc. (the “Company” or “PAD”) solely for informational purposes to assist interested parties in making their own evaluation with respect to potential private placements of the securities of FACT in connection with a potential business combination involving FACT and PAD and all related transactions (collectively, the “Proposed Business Combination”) and for no other purpose. This presentation is exclusively for the benefit and internal use of the recipient and solely as a preliminary basis for discussion. By reading this presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Except where otherwise indicated, all information in this presentation speaks as of April 15, 2026. This presentation is strictly confidential and may not be reproduced, summarized or disclosed, in whole or in part, without the prior written authorization of FACT and the Company. This disclaimer and the requirement for strict confidentiality shall apply without prejudice to any other confidentiality obligations to which you are subject. By accepting this presentation, you hereby agree to be bound by and comply with the restrictions contained herein. By accepting and/or reading this presentation, the recipient agrees and undertakes towards the Company that it will not, and will cause its directors, officers, employees, representatives, advisors and consultants (collectively, the “Representatives”) not to, disclose any type of information relating to the Company and that it shall, and shall cause its Representatives to, return this presentation together with any copies to the Company, if requested. This presentation does not purport to be comprehensive or all - inclusive and it is wholly indicative and for information purposes only. It does not purport to contain all of the information that may be required to make a full analysis of the Company or the Proposed Business Combination. It is not intended to form any basis of any investment decision or any other decision in respect to the Proposed Business Combination. This presentation is based on information which has not been independently verified and which may have not been audited. Any estimates and projections contained herein involve significant elements of subjective judgment and analysis, which may or may not be correct. To the fullest extent permitted by law, in no circumstances will FACT or the Company, or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents, provide any guarantee or warranty (express or implied) or assume any responsibility with respect to the authenticity, origin, validity, accuracy or completeness of the information and data contained herein or assume any obligation for damages, losses or costs (including, without limitation, any direct or consequential losses or losses of profits) resulting from any errors or omissions in this presentation, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Changes and events occurring after the date hereof may, therefore, affect the validity of the information, data and/or conclusions contained in this presentation and FACT and the Company assume no obligation to update and/or revise this presentation or the information and data upon which it has been based. You should not consider any information in this presentation to be legal, accounting, investment, business, tax or accounting advice or a recommendation. You should consult your own attorney, accountant, business advisor and tax advisor for legal, investment, business and tax advice regarding any of the proposed transactions presented in this presentation. Forward - looking Statements This presentation contains certain forward - looking statements within the meaning of the federal securities laws with respect to the Proposed Business Combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by the Company and the markets in which it operates, and the Company’s projected future results. These forward - looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward - looking statements involve predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. For example, PAD is using forward - looking statements in this presentation when it discusses its expectations regarding the timing of acquisitions and the performance of PAD’s current operating entities and acquisition targets, if such acquisitions are successfully completed. Many factors could cause actual future events to differ materially from the forward - looking statements in this presentation, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination or any of PAD’s ongoing acquisitions and potential acquisition targets; (2) the outcome of any legal proceedings that may be instituted against FACT, the Company, the combined company or others between April 15, 2026 and the completion of the Proposed Business Combination; (3) the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of FACT, to obtain financing to complete the Proposed Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; (6) the risk that the Proposed Business Combination disrupts current plans and operations of FACT or the Company as a result of the announcement and consummation of the Proposed Business Combination; (7) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Proposed Business Combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Proposed Business Combination; (10) the possibility that FACT, the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of any health epidemics, pandemics or other contagious outbreaks or geopolitical events, such as war, on the Company’s business and/or the ability of the parties to complete the Proposed Business Combination; (12) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) timing of acquisitions, if any, and the performance of the Company’s current operating entities and acquisition targets, if such acquisitions are successfully completed; and (14) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements and Risk Factor Summary” in FACT’s final prospectus relating to its initial public offering dated November 26, 2024. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S - 4, initially filed by FACT with the U.S. Securities and Exchange Commission (the “SEC”) on January 2, 2026 and as amended on April 15, 2026 (as may be further amended and supplemented from time to time, the “Registration Statement”) and in other documents filed by FACT with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. Forward - looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward - looking statements, and the Company and FACT assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor FACT gives any assurance that either the Company or FACT will achieve its expectations Pro - forma Financial Information as of April 15, 2026 As of April 15, 2026, PAD is comprised of the following operating companies: Maney Aircraft, Inc. (“Maney”), Aerofab NDT LLC (“Aerofab”), AOP Precision Products, LLC (“V&M”), and Aerodyn Engineering, Inc. (“Aerodyn”) (collectively, the “Current Operating Entities”). PAD has entered into agreements and since terminated LOIs with Rompec Aerospace, Inc. and J & T Investments, LLC, d/b/a Pro - Con Manufacturing. In addition, PAD has entered into definitive acquisition agreements with Western Professional, Inc. (“WestPro”), which was amended as of March 26, 2026, and with Southern Precision Machining (“SPM”), which was amended and restated as of April 13, 2026. WestPro and SPM are collectively referred to as “Acquisition Targets.” PAD's agreement with Aerodyn offers Aerodyn the ability to unwind this acquisitions if the Proposed Business Combination does not close by May 31, 2026. PAD's agreement with WestPro offers both parties the ability to not consummate this acquisition if the Proposed Business Combination does not close by the same date. In order to close the business combination, PAD will be required to amend or seek a fourth waiver to its agreement with Aerodyn prior to May 31st, or else the Aerodyn transaction may be unwound. If the Proposed Business Combination does not close by May 31st, absent a waiver of or amendment to the WestPro agreement, WestPro may not become part of PAD's business following the consummation of the Proposed Business Combination. PAD also entered into a letter of intent in June 2024, which was subsequently amended on September 3, 2025, with Diagnostics Solutions International, LLC (“DSI”). The proposed transactions with the Acquisition Targets and DSI are subject to, among other things, certain conditions precedent including the completion of the Proposed Business Combination. As of April 15, 2026, PAD anticipates the acquisition of WestPro to occur on or about the date of the consummation of the Proposed Business Combination, subject to the WestPro acquisition agreement's triggering events. As of April 15, 2026, PAD anticipates the acquisition of SPM to occur a number of weeks following the closing of the WestPro acquisition and the acquisition of DSI to occur a number of weeks following the closing of the SPM acquisition, subject to the respective triggering events for each acquisition. There can be no guarantee that any or all of the foregoing acquisition transactions will proceed to successful completion and it is possible that the acquisition of the Acquisition Targets and DSI may not occur at all or in the order of or according to the timing currently expected by PAD. Accordingly, the information on slides 9, 10, 11, 12, 13, 14, 15, 16, 23, 24, 25, 27, 29, 30, 33, 34, 36, 37, 38, 39, 40, 41, 42, 43, 44 and 45 to locations, employees, customers, members of management, pro forma financial information and the integration of the different Acquisition Targets and DSI into the various business segments speaks as if the Current Operating Entities, the Acquisition Targets and DSI were all acquired by PAD as of January 1, 2024. There can be no guarantee that, if acquired, the Acquisition Targets and DSI will be successfully integrated with the Current Operating Entities within PAD’s relevant business segments. This presentation also contains references to potential acquisitions by PAD of other companies in the future. While it is the present intention of PAD to acquire additional companies, there can be no guarantee that such acquisitions will materialize or that PAD will be successful in acquiring all or any such businesses in the future or, if acquired, that PAD will be successful in integrating such acquired businesses within PAD’s relevant business segments.

Disclaimer (cont.) 3 Additional Information and Where to Find It In connection with the Proposed Business Combination, FACT has filed the Registration Statement with the SEC, which contains a preliminary prospectus and proxy statement, referred to as a proxy statement/prospectus. After the Registration Statement is declared effective, a final proxy statement/prospectus will be sent to all FACT shareholders. FACT will also file other documents regarding the Proposed Business Combination with the SEC. Shareholders of FACT are advised to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information. Shareholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FACT through the website maintained by the SEC at www.sec.gov . Participants in Solicitation FACT, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from FACT’s stockholders in connection with the Proposed Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Proposed Business Combination and their ownership of FACT’s securities are, or will be, contained in FACT’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of FACT’s shareholders in connection with the Proposed Business Combination, including the names and interests of the Company’s directors and executive officers, will be set forth in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph. Industry and Market Data This presentation has been prepared by the Company and FACT and includes market data and other statistical information from sources believed by the Company and FACT to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of the Company or FACT, which in each case are derived from its review of internal sources as well as the independent sources described above. Although the Company and FACT believe these sources are reliable, the Company and FACT have not independently verified the information and cannot guarantee its accuracy and completeness. Financial Information; Non - GAAP Financial Measures The historical and pro forma historical financial information and data contained in this presentation is unaudited, based on draft statutory accounts, does not conform to Regulation S - X, and is subject to PCAOB audit. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in the Registration Statement and the definitive proxy statement/prospectus contained therein. Some of the financial information and data contained in this presentation, such as EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin, has not been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). EBITDA is defined as net income before interest expense, depreciation, amortization, and corporate taxes. EBITDA margin is defined as EBITDA (as defined above) divided by revenue. Adjusted EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization, further adjusted for certain non - cash items that may be recorded each period, as well as items not recurring in the ordinary course of business such as acquisition costs, integration and severance costs, refinancing fees, business transformation costs and other discrete expenses, when applicable. The Company believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company’s management uses these non - GAAP measures for trend analyses and for budgeting and planning purposes. The Company and FACT believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in comparing the Company’s financial condition and results of operations with other similar companies, many of which present similar non - GAAP financial measures to investors. However, other companies may calculate their non - GAAP measures differently, and therefore the non - GAAP measures in this presentation not be directly comparable to similarly titled measures of other companies. Management does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non - GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded and included in determining these non - GAAP financial measures. For more information on non - GAAP reconciliations, please see slide 34. No Offer or Solicitation This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which, or to any investor to whom, such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Use of Projections Any financial information in this presentation (including specifically the projections) that are forward - looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s and FACT’s control. While such information and projections are necessarily speculative, the Company and FACT believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. All subsequent written and oral forward - looking statements concerning the Company and FACT, the Proposed Business Combination, or other matters and attributable to the Company and FACT or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of the Company, FACT and other companies, as applicable, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names and copyrights in this presentation is not intended to, and does not imply, a relationship with Company or FACT, or an endorsement or sponsorship by or of the Company or FACT. NEITHER THE SEC NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY CONSITUTES A CRIMINAL OFFENSE.

Presentation Overview 4 1. Global Dynamics Driving U.S. A&D Market 2. PAD Business Overview 3. Approach to Growth and M&A Strategy 4. Financial Information 5. Sponsor & Transaction Overview 6. Non - GAAP Reconciliations 7. Case Studies » Aerodyn Engineering » Westpro Lab » V&M Precision Machining & Grinding 8. Risk Factors

Section 1: Global Dynamics Driving U.S. A&D Market 5

$757B $742B $816B $894B $886B $893B $893B $18B $18B $22B $26B $67B $12B $119B FY'20 Enacted FY'21 Enacted FY'22 Enacted FY'23 Enacted FY'24 Enacted FY'25 Enacted FY'26 Requested 6 U.S. and NATO Budget Growth Driving Aerospace Demand NATO & International Defense Rising commitments tied to GDP create durable, diversified backlog beyond U.S. budget cycles Trends in U.S. A&D Spending Record U.S. defense budgets are expected to create long term demand for manufacturing and sustainment TOTAL U.S. DEFENSE SPEND BY YEAR (1) $774B $760B $839B $920B $954B $904B $1,012B U.S. FY’26 DEPARTMENT OF WAR BUDGET REQUEST BY DEPARTMENT $197.4B (6.6% YoY Growth) $170.9B (4) (11.5% YoY Growth) Source: Industry Research, U.S. DoW FY’26 Budget as of December 31, 2025. United States Department of War Fiscal Year 2026 Budget Request. Source: Bloomberg, Military.com, Reuters, NPR. (1) Includes Department of War and broader National Defense programs including the DoW, nuclear energy programs and other defense - related agencies. (2) North Atlantic Treaty Organization, 2025 Archive Tables, June 3, 2025. (Figures for 2025 are estimates). (3) Stockholm Institute of Peace, IMF, World Bank Open Data. (4) Figure represents general “Defense - Wide” Budget Request by Department of War. Total Department of War requested budget is $961.6B. Mandatory Spend Discretionary Spend » EU member state defense expenditure up 62.8% between 2020 – 2025 » NATO Members are expected to move toward expected defense expenditure of ≥2% GDP » Diversifies demand beyond U.S. budget cycles and extends backlog duration $301.1B $292.2B (16.4% YoY Growth) (11.2% YoY Growth) 7.2% 7.1% 4.5% 3.2% 3.2% 2.9% 2.5% 2.5% 2.4% 2.3% 2.2% 2.1% 2.0% 2.0% 2.0% 1.3% 2025 ESTIMATED DEFENSE SPENDING (% OF GDP) (2)(3)

7 Maintenance, Modernization, and Orbital Expansion Source: Wall Street Research, Respective Company SEC Filings. *Note, forward - looking statements and outlook figures referenced herein are based on current assumptions and information from this report and are subject to change. (1) Oliver Wyman Global Fleet And MRO Market Forecast 2025 - 2035 (2) 2025 - 2030 Projection Data estimates 2.1% CAGR, 2030 - 2035 Projection Data estimates CAGR of 3.3% (3) Flight Atlas (4) Plane Spotters, Respective Company SEC Filings. 25%+ Launch Growth 2024 - 2025 ~60% Launches from USA 170 SpaceX Launches in 2025 NUMBER OF GLOBAL ROCKET LAUNCHES PER YEAR (3) Space — Fastest Growing Defense Domain Launch activity creates an opportunity for PAD as a partner enabling space - domain expansion AIRLINE FLEETS BY AGE AND SIZE AS OF FEBRUARY 20, 2026 (4) 8 16 Avg. Fleet Age Fleet Size Fleet Modernization and Sustainment Demand Aging fleets and OEM constraints are driving sustained Maintenance, Repair, and Operations (MRO) growth and modernization MRO Demand, 2019 – 2035 ($ in B) (1)(2) 114 145 186 224 262 329 2020 2021 2022 THE SPACE INDUSTRY IN CONTEXT (3) 2023 2024 2025 $120M $133M $156M $160M $140M $120M $100M $80M $60M $40M $20M $0M 2019 2021 2023 2025 2027 2029 2031 2033 2035

8 Section 2: PAD Business Overview

Precision Aerospace & Defense Group Overview

PAD PRECISION AEROSPACE & DEFENSE

$130.8M FY'26 Projected Pro-Forma Revenue(1)(3)

$25.2M FY'26 Projected Pro-Forma EBITDA(1)(2)(3)

Mission-critical aerospace components manufacturer and solutions provider serving DoW, OEMs, and Tier-1 suppliers across Engineering & Sustainment, Precision Manufacturing, and Advanced NDT

FY'26 Projected Pro-Forma Revenue Breakdown



8%
48%
44%
$130.8M(1)(3)

- Engineering & Sustainment
- Precision Manufacturing
- Non-Destructive Testing

Diverse Portfolio Services Key Expanding End Markets

Pro-Forma FY'25 Revenue by End Market(4)

Commercial Aviation **~50%**



Lufthansa
SriLankan



Aerospace & Defense **~31%**





Space & Energy **~19%**



PAD's Advantage

- ***Scaled manufacturing and engineering service capabilities***
- ***Direct service to the DoW, major OEMs, & Tier-1 suppliers***
- ***Track record of M&A identification and integration capabilities***

250+	9	~225k	10+
Full-Time Employees	Locations	SF	OEM Customers(5)

PAD PRECISION AEROSPACE & DEFENSE

Source: 2026 Company financial projection information.
(1) These are forward 2026 projections inclusive of Maney, V&M, Aerofab, and Aerodyn, and assumes the consummation of potential acquisitions of WestPro, SPM and DSI. For additional detail, please see Slide 13 and the Disclaimer. (2) EBITDA is a non-GAAP calculation. For additional detail on EBITDA reconciliation, please see the Disclaimer. (3) FY'26 Projected Pro-Forma Revenue and Projected Pro-Forma EBITDA assume indicated inorganic contribution from PAD's acquisition strategy; however, as of March 31, 2026, no binding agreements exist with respect to any such acquisitions. (4) Q4'25PF Revenue by End Market is pro forma combined and includes Maney, V&M, Aerofab, Aerodyn, WestPro, SPM and DSI. (5) 10+ OEM Customers encompass existing customers within Maney, VM, Aerofab, Aerodyn, WestPro, SPM and DSI.

9

Engineering and Sustainment

Integrated engineering, test, and MRO solutions extending the life and performance of critical aerospace systems



PAD Engineering & Sustainment

Engineered & manufactured solutions to government agencies and prime contractors with MRO services for legacy aircraft sustainment

- Differentiated Offerings:
  - Engineering (Reverse, Custom Solutions, Design & Analysis Capabilities)
  - Design, Fabrication, Instrumentation, and In-House Testing
  - Service Life Extension Programs, Engine Upgrades & Avionics Modernization



Fine Element Analysis



Design & Engineering Solutions



Next Gen Jet Engine Testing

PAD's Engineering & Sustainment Segment

Maney

» Tube Bending & Flaring
» Cable & Harness Assembly
» Complex Machined Parts
» Custom Kitting and Assembly
» Ground Support Equipment



AERODYN

» Complete Service Instrumentation (e.g., temperature/ pressure/proximity measurements and calibration)
» Custom Designs (e.g., rakes & probes, traverse systems, capacitance probes)
» Slip Rings & Rotary Unions



DIAGNOSTIC SOLUTIONS INTERNATIONAL LLC

» Portable Carry-On RT&B
» Hums On-Board
» Sky Connect Tracker 3 Advanced System
» Inflight Connectivity (IFC - Aspire™)
» Vibration Data Analysis Software (VibDAS™)



AS9100 & ISO 9001:2015 Certifications

✓ **Engineering & Design**	✓ **Field Test Services**	✓ **System Testing, Repair & Overhaul**
✓ **New Product Development**	✓ **Rig Support**	✓ **HUMS Technology**
✓ **Instrumentation**	✓ **Slip Rings**	✓ **Ground Support Equipment**

Source: Company Provided Materials.

PAD PRECISION AEROSPACE & DEFENSE

10

Precision Manufacturing

AS9100-certified manufacturing for mission-critical aerospace, defense, and space applications



PAD Precision Manufacturing

Efficiently manufactures products for aerospace, defense, and space sectors, delivering on time to exact specifications

- Differentiated Offerings:
  - High-Speed 5 Axis CNC Machining Centers
  - Tight Tolerance Grinding, Honing, and Threading Operations
  - Palletized Machining for High Capacity
  - Robotic Machining



CNC Precision Manufacturing



Large Aero Structural Assembly



Landing Gear Parts

PAD's Precision Manufacturing Segment

V&M PRECISION MACHINING AND GRINDING

» Airframe Structures

» Landing Gear Components, Assemblies

» Aircraft Wing Ribs & Bulkheads, Floor Beams, Stringers

» Satellite & Missile Components



SPM Southern Precision Machining QUALITY AEROSPACE PRODUCTS

» Complex Structural Assemblies

» Precision Engineered Components

» Large Format Advanced 3, 4 and 5 Axis Machining

» Reverse Engineering Capability



AS9100 & ISO 9001:2015 Certifications

✓ **Complex, Precision CNC Milling, Drilling, & Turning**	✓ **Landing Gear Parts & Assemblies**	✓ **High Speed Machining of Complex Shapes**
✓ **Internal / External Grinding**	✓ **Large Aero Structural Assembly**	✓ **Reverse Engineering**
✓ **Vertical Milling**	✓ **Monolithic Part Machining and Part Construction**	✓ **Ground Support Equipment**

Source: Company Provided Materials.

PAD PRECISION AEROSPACE & DEFENSE

11

Non-Destructive Testing Segment

Ultrasonic, eddy current, and weld inspection capabilities deliver reliable, standards-compliant quality assurance



PAD Non-Destructive Testing

Testing services and components designed to verify the structural integrity of critical components to industry standards

- Differentiated Offerings:
  - Casting, Forging, Custom Extrusion, Tube, and Sheet Material Inspection
  - Level III Certified NDE Inspector
  - Eddy Current Probes, Ultrasonic Transducers, and Custom Kit Boxes



Level III NDE / NDT Inspection



Ultrasonic Testing



Eddy Current Testing

PAD's Non-Destructive Testing Segment

AEROFAB NDT – Inspection Tools for Safer Skies

- » Reference Standards (Boeing, Airbus, Bombardier, McDonnell Douglas, Military)
- » Eddy Current Probes
- » Ultrasonic Transducer
- » Custom Kit Boxes



WESTPRO LAB

- » Non-destructive Ultrasonic Inspection
- » Non-destructive Phased Array Ultrasonic Testing
- » Custom Engineered Testing Solutions
- » Complex Forgings and Castings
- » EDM Calibration Standards


0.177

Nadcap Accredited Certifications

✓ **Magnetic Particle Inspection (MPI)**	✓ **Eddy Current Testing (ET)**	✓ **Custom Reference Standards**
✓ **Ultrasonic Testing (UT)**	✓ **Fluorescent Penetrant Inspection (FPI)**	✓ **Phased Array Inspection**

Source: Company Provided Materials.

PAD PRECISION AEROSPACE & DEFENSE

12

Current Portfolio Overview

Key: *Engineering & Sustainment* | *Precision Manufacturing* | *Non-Destructive Testing*

September 2016
Acquired Maney Aircraft

September 2017
Acquired V&M Precision Manufacturing and Grinding

June 2024[2]
Signed letter of intent to evaluate the acquisition of DSI

September 2024[1]
Signed SPA to acquire WestPro

December 2024
PAD Acquired Aerodyn Engineering

April 2025
Acquired majority stake in Aerofab NDT

January 2026[1]
Merger Agreement Executed with SPM

February 2026[2]
Negotiations for potential merger agreement with DSI

Source: Company Provided Materials. Note, the definitive acquisition agreements with the Acquisition Targets and DSI each typically contains a long-stop or similar date, and, unless renegotiated, such definitive acquisition agreement may be subject to potential termination after the long-stop date. For additional detail regarding the status of the pending acquisitions, please see the Disclaimer. During the same period, PAD has terminated LOIs with Rompec Aerospace, Inc. and J & T Investments, LLC, d/b/a Pro-Con Manufacturing to pursue better opportunities. See Disclaimer. (1) As of April 15, 2026, this transaction has not closed, and the closing thereof may be subject to the satisfaction or waiver of certain closing conditions under the definitive agreement. (2) DSI amended the letter of intent in September 2025; negotiation of definitive agreement is ongoing.

PAD PRECISION AEROSPACE & DEFENSE
13

Nationwide Footprint

Strategically located near key customers & military locations with capacity for future growth

PAD Headquarters
Overland Park, KS

AEROFAB NDT — Inspection Tools for Safer Skies
Kent, WA 98031: 14,155 sq. ft

WESTPRO LAB
Salem, OR 97301: 13,500 sq. ft

Maney Aircraft, Inc.
Ontario, CA 91710: 15,542 sq. ft

DIAGNOSTIC SOLUTIONS INTERNATIONAL LLC
Ontario, CA 91710: 17,243 sq. ft

V&M PRECISION MACHINING AND GRINDING
Brea, CA 92821: 30,000 sq. ft

AERODYN
Indianapolis, IN 46241: 45,894 sq. ft
Whitestown, IN 46075: 28,583 sq. ft

DIAGNOSTIC SOLUTIONS INTERNATIONAL LLC
Wilmington, NC 28405: 3,000 sq. ft

SPM Southern Precision Machining — Quality Aerospace Products
Shelbyville, TN: 60,000 sq. ft



* BOEING
* NUWC Keyport
* BLUE ORIGIN
* Idaho National Labs
* Pacific Northwest National Labs
* Hill AFB
Vandenberg SFB *
BOEING *
* Los Angeles SFB
NGC *
* NAWS China Lake
SPACEX *
* NORTH ISLAND
* HONEYWELL
* BOEING
* Kirtland AFB
* Sandia National Labs
* Tinker AFB
* LOCKHEED
BOEING *
* KC National Security Campus
CATERPILLAR *
Rolls Royce *
* BOEING
* NSWC Crane
* USA Tank-Auto CMD
* Wright-Pat AFB
* GE Aerospace
WASH D.C.
* Navy Yard
* NAS Pax River
NAVAIR
* NUWC Newport
* FT Bragg
JSOC
* HQ USSF
* Redstone Arsenal
* Robins AFB
** Eglin AFB
AFSOC
* Cape Canaveral SFB
SOCOM *

PAD PRECISION AEROSPACE & DEFENSE

Source: Company Provided Materials.
Note: Presence may be subject to the completion of certain acquisition transactions. As of April 15, 2026, certain transactions relevant to these locations have not closed and the closing thereof may be subject to the satisfaction or waiver of certain closing conditions under the respective definitive agreements. For additional detail, please see the Disclaimer.

14

Blue-Chip Customer Base

Premier customers with long standing relationships, often under multi-year contractual programs

1+ Years	4+ Years	10+ Years
DLA	*Gulfstream*	*Boeing*
SpaceX	*Pratt & Whitney*	*GE Aerospace*
Boneal Aerospace	*Blue Origin*	*Honeywell*
CPI Aerostructures	*Bombardier*	*Lockheed Martin*
Pro Energy	*TECT Aerospace*	*Rolls-Royce*
Rocketdyne	*PPG Aerospace*	*Siemens Energy*
Bell Textron	*Triumph*	*Caterpillar*
	Solar Turbines	*U.S Air Force Programs*

PAD PRECISION AEROSPACE & DEFENSE

Source: Company Provided Materials. *Note: Customers are not displayed by business segment.
(1) Customer representation is inclusive of Maney, V&M, Aerofab, Aerodyn, WestPro, SPM and DSI. Representation of these customers is subject to the completion of certain acquisition transactions. As of April 15, 2026, certain transactions relevant to these customers are not subject to a definitive agreement or have not closed and the closing thereof may be subject to the satisfaction or waiver of certain closing conditions under the definitive agreement. For additional detail, please see the Disclaimer.

15

Leadership Team with a Track Record of Success

Led by an Experienced Executive Team with a Track Record of Developing Businesses Alongside Tenured Business Leaders at Each Segment

PAD PRECISION AEROSPACE & DEFENSE

25+ Years

Average Experience



Brent Borden
Chief Executive Officer
30+ YEARS
INDUSTRY EXPERTISE



Ron Buschur
Vice Chairman
30+ YEARS
INDUSTRY EXPERTISE



Kevin Vermeulen
Chief Financial Officer
5+ YEARS
EXPERTISE

AERO ENGINEERING, INC. | Honeywell FM&T | NSC | RANGER | Advanced Medical Device Technologies | Powerwave | TAP TRANSITION ADVISORY PARTNERS | pwc

Engineering & Sustainment



Dave Lawrence
Founder & CTO, Aerodyn Engineering



Melinda Gerard
General Manager, Maney Aircraft



Brian Hatcher
Founder & President, Diagnostic Solutions Intl.

Precision Manufacturing



Jennifer Haskins
GM & CFO, V&M Precision Machining & Grinding



TJ Judge
President, Southern Precision Machining

Non-Destructive Testing



Brad Bowder
President, Western Professional, Inc.



Doug Melvin
Co-Founder & General, Manager, Aerofab NDT

Source: Company Provided Materials.

PAD PRECISION AEROSPACE & DEFENSE

16

Section 3: Approach to Growth and M&A Strategy 17

Growth Levers For PAD Company - identified strategic initiatives to grow and execute key business objectives Preserving Specialized Knowledge » Retaining and developing talent remains vital as skilled tradesmen in legacy systems decreases Core Service Expansion » M&A across PAD’s core business verticals to scale capacity, mitigate production bottlenecks, and achieve economies of scale. Specialized Manufacturing & Engineering M&A » Accelerate tech adoption via targeted acquisitions to meet DoW and OEM demands and achieve faster turnaround times. » Integrate strategic assets to secure critical supply chain capabilities. Organic Growth » Streamline supply chains and reduce lead times to boost productivity » Integrate advanced technologies & manufacturing processes to increase efficiency Platform Accretion » Expand existing relationships and capabilities to new customers and related programs Technology - Driven M&A » Acquire new technologies and capabilities such as advanced sensors / materials, hypersonics, additive manufacturing, and space technologies Organic Source: Company Provided Materials. 18 Inorganic

PAD Positioned for Sustained Organic Expansion 01 02 Strategic Pricing Differentiate proposals by highlighting how solutions drive performance, efficiency, and strategic alignment with customer objectives - moving beyond competitive bidding Intercompany Selling Drive operational efficiency by leveraging in - house capabilities to reduce cycle times and deliver higher - margin contract performance Business - wide Offerings Enable cross - subsidiary commercial alignment and collaboration to present unified, high - value solutions for complex defense and aerospace OEM opportunities Cost out Initiatives Focused initiatives aimed at streamlining operations, eliminating waste, and lowering direct costs to drive sustained margin improvement LEAN Manufacturing Deliver faster, higher - quality, and more cost - effective products, while offering greater flexibility, better availability, and improved sustainability for customers Consolidated Sourcing Simplify and consolidate internal sourcing processes to reduce procurement costs, minimize supply chain complexity, and reinforce consistent quality standards across production 05 06 03 04 Source: Company Provided Materials. 19

M&A Momentum Supports Growth and Strategic Expansion Typical Target Profile » Founder owned legacy businesses » Proven profitability with long term customers » Complementary capabilities » Immediately accretive transactions » Expanding footprint within OEM supply chains Preferred Transaction Structure Source: Company Provided Materials. 20 » Balanced cash and equity consideration » Founder retention and operational continuity » EBITDA - based performance earn outs » Disciplined valuation multiples » Post - close incentive alignment across platform

Disciplined M&A Strategy Supporting Strategic Initiatives

Targeted Capability Expansion Pipeline

Manufacturing & Engineering Services

Additive Manufacturing
Composites Manufacturing
Robotics Integration
Electrical & Mechanical Engineering
Electron Beam Welding
Electronics Integration

New NDT Technologies

Radiography
Magnetic Particle Inspection
Digital Radioscopy Testing Department

Innovative Technologies & Capabilities

Radio Frequency Products
Sensor Technologies
Surveillance Technologies
Hypersonic Tech
Battery Storage

Illustrative Annual Target Selection Process



Annual Target Universe: ~100-120
Broad target universe evaluated against strategic and financial criteria
Qualified Targets: ~30-40
Management engaged opportunities aligned with platform expansion
Actionable Opportunities: ~10-15
Opportunities meeting return thresholds, cultural fit and alignment
Executable Transactions: ~3-5
Advanced diligence and negotiated terms
Executed LOI
Closings: ~2-3
Board Approval and Closing

Source: Company Provided Materials.

PAD PRECISION AEROSPACE & DEFENSE 21

Section 4: Financial Information 22

PAD Backlog

PAD's backlog supports a variety of end markets and positions the company for strong YoY growth

PAD Entity Backlog Through 2030(1)

($ in millions; as of Dec 31, 2025)

$89.6M



$4.1
$36.8
$48.7
Engineering & Sustainment
Precision Manufacturing
Non-Destructive Testing

Highlights(2)

+63%
of Projected FY'26EPF Revenue in Backlog

PRECISION MANUFACTURING

Diversified backlog build with DoW (**DC-9**, CH-47, & **CH53K** King Stallion programs) and **Boeing** (747, 767 and 777 platforms) resulting in less reliance on **C-17** program.

Backlog reflects a diversified mix of **eight** aerospace & defense OEMs/Tier 1s, anchored by robust commitments in premium business aviation from **Gulfstream** and a reliable $14M from defense programs via **Lockheed Martin**.

+35%
Growth in Total Backlog since Q1'25PF

ENGINEERING & SUSTAINMENT

Significant backlog build with **GE Aerospace** (82% YoY) and **ProEnergy** (1088% YoY), as well as **Pratt & Whitney** holding $3.3M. All time high of $36.3M in backlog, with ~$20.0 booked for 2026 sales

Backlog surpassing $12M for first time, driven by **B-1B Lancer** program and new program awards

$37.0M
of FY'27EPF - FY'28EPF Revenue in Backlog

NON-DESTRUCTIVE TESTING

Proprietary phased array processes and customized inspection solutions developed with **SpaceX** driving sales outlook for 2026CY, with additional collaborations with **NASA** and **Boeing** increase their scope and demand.

Source: Company Provided Materials.
(1) Backlog is inclusive of Maney, V&M, Aerofab, Aerodyn, WestPro and SPM through 2030 (DSI is not included).
(2) V&M data is as of 12/31/2025, SPM data is as of 12/31/2025, Aerodyn data is as of 12/31/2025, Maney data is as of 12/31/2025, and WestPro data is as of 12/31/2025.

23

$72.4 $73.0 $83.8 35% 37% 38% 30% 35% 40% 45% 50% 40 50 60 70 80 Revenue Gross Margin (4) FY'25PF (4) FY'26EPF $11.7 $13.3 $15.8 16% 18% 19% 0% 10% 20% 15 10 5 0 20 FY'24PF Adj. EBITDA Adj. EBITDA Margin 24 PAD Financial Core 7 Business Growth Outlook (4) Sustainable growth, margin expansion and high - efficiency cash conversion Source: Company Provided Materials. (1) Please refer to Slide 13 and the Disclaimer for more information regarding the status of the current businesses and pending acquisitions. (2) EBITDA is a non - GAAP calculation. For additional detail on EBITDA reconciliation, please see the Disclaimer. (3) FY’24PF financials include audited figures for Maney, V&M, 10 months and 22 days of Aerofab, 8 days of Aerodyn, and unaudited financials for the remainder of the financial year for Aerodyn and Aerofab, and full - year financials for DSI, SPM, and WestPro. (4) FY’25PF and FY’26EPF contain the following entities: Maney, Aerofab, V&M, Aerodyn, WestPro, SPM and DSI. Commentary ▪ 8 % Revenue CAGR FY’ 24 PF – FY’ 26 EPF supported by 63 % of sales in backlog (3)(4) ▪ 16% Adj. EBITDA CAGR FY’24PF – FY’26EPF (4) ▪ Sustained 35%+ Historic and Estimated Gross Margin ▪ Consistent Margin Expansion YoY Pro Forma Historical & Projected Adj. EBITDA Profile (1)(2) ($ in millions) Pro Forma Historical & Projected Revenue & Gross Margin Profile (1) ($ in millions) 25 30% (4) (4) FY'25PF FY'26EPF (3) Cashflow Snapshot as of FY’25PF (4) FCF Yield FCF Adj. EBITDA 60.2% 0% in positive FCF FCF ting level $8.0M ion of ~6 nerated with ~70% t the opera $13.3M ▪ FCF Convers FY’25PF ▪ All entities ge in FY’25PF, conversion a (3) FY'24PF

$72.4 $47.0 35% $73.0 37% $83.8 38% 30% 35% 40% 45% 0 50 100 Organic Revenue Gross Margin $11.7 $13.3 $15.8 16% 18% $9.4 19% 0% 10% 20% 0 10 20 Organic Adj. EBITDA Adj. EBITDA Margin 25 PAD Growth Outlook Including Target Inorganic Strategy Strategically identified acquisitions bolster organic growth and additional cross - selling opportunities Pro Forma Historical & Projected Revenue & Gross Margin Profile (1) Pro Forma Historical & Projected Adj. EBITDA Profile (1) Inorganic growth for FY’26EPF from acquisition strategy Organic growth without synergies ($ in millions) 150 50% ($ in millions) 30 30% $130.8 $25.2 (2) (3)(5) FY'24PF FY'25PF FY'26EPF Target (4)(6) FY’26EPF Target Inorganic Growth PAD intends to acquire strategic capabilities through its acquisition strategy to drive targeted inorganic growth in FY’26 Rapid Deployment Mesh Network & C4S Capabilities Optics & Surveillance Target contribution from the acquisition strategy reflects aggregate potential contributions from identified opportunities and is not tied to any specific transaction. These amounts represent management targets/goals rather than forecasts or projections of committed performance. As of April 15, 2026, no definitive agreements have been executed with respect to such opportunities. FY'24PF (2) FY'25PF (3)(5) FY'26EPF Target (4)(6) Targeted Capabilities (via Acquisition Strategy) Source: Company Provided Materials. (1) Please refer to Slide 13 and the Disclaimer for additional information regarding the status of current businesses and pending acquisitions that could affect future financial performance, profitability and Adj. EBITDA, which is a non - GAAP calculation. (2) FY’24PF financials include audited figures for Maney, V&M, 10 months and 22 days of Aerofab, 8 days of Aerodyn, and unaudited financials for the remainder of the financial year for Aerodyn and Aerofab, and full - year financials for DSI, SPM, and WestPro. (3) FY’25EPF includes the prior year’s pro forma figures and assumes incremental growth from PAD’s ongoing operations. (4) FY’26EPF assumes indicated inorganic contribution from PAD’s acquisition strategy; however, as of April 15, 2026, no binding agreements exist with respect to any such acquisitions. (5) FY’25PF contains the following entities: Maney, Aerofab, V&M, Aerodyn, SPM, DSI, and WestPro. (6) FY’26EPF assumes PAD’s successful execution of its target inorganic growth goals and contains the following entities: Maney, Aerofab, V&M, Aerodyn, SPM, DSI, and WestPro. (7) Target inorganic growth contains additional potential targets outside of those listed. Target Inorganic Revenue (7) Target Inorganic Adj. EBITDA (7)

26 Section 5: Sponsor & Transaction Overview

Transaction Overview

BCA Dated November 27, 2025 between PAD and FACT

Pro-Forma Capitalization Assuming 50% Trust Redemptions

Pro-Forma Ownership %



SPAC Public Shareholders (4)
FACT Sponsor Shares (7)
Board Member / IPO UW Shares (12)
Precision Aerospace & Defense Group Shareholders (1)
47.8%
41.2%
9.9%
1.1%

Pro-Forma Valuation	
Illustrative Share Price at Closing	$10.00
Pro-Forma Shares Outstanding (M)[3][4][5][6]	39.3
Pro-Forma Equity Value ($M)	$393.4
Estimated Net Debt ($M)[8]	($79.8)
Pro-Forma Enterprise Value ($M)	**$313.6**

Sources	$M
Existing Common Shareholder Rollover[1][2]	$124.0
Preferred Equity Conversion[3]	9.0
Equity to Fund Acquisitions[5]	54.5
Sponsor & Affiliates Rollover[7]	43.4
SPAC Cash in Trust[4]	91.9
PIPE Financing[4]	75.0
Potential Private Credit Facility[13]	25.0
Total Sources	**$422.8**

Uses	$M
Existing Shareholder Rollover (Common Stock & Preferred Equity Conversion)[1][2]	$133.0
Equity to Fund Acquisitions[5]	54.5
Repayment to Preferred Shareholders[9]	8.3
Affiliates Rollover[7]	43.4
Acquisition Costs[10]	60.9
Deal Fees[11]	16.2
Cash to Balance Sheet	106.6
Total Uses	**$422.8**

PAD PRECISION AEROSPACE & DEFENSE

Source: Company Provided Financials. (1) Assumes $187.5M Pre-Transaction Equity Value (existing shareholder rollover of $133.0M ($124.0M Common Equity; $9.0M Preferred Equity) and $54.5M equity issued to fund acquisitions). (2) Assumes 100% Rollover Equity. (3) Represents Equity Conversion of 897,500 Series A-D Preferred Shares. (4) Assumes 50% Potential Redemptions = $91.9M cash in Trust (8,750,000 shares at $10.40 per share) and $75M PIPE (7,500,000 shares at $10.00 per share). Actual size of the PIPE may be larger. (5) Represents the equity portion of acquisition for Aerodyn, Aerofab, WestPro & DSI alongside a reserve of shares for future acquisitions. (6) Pro forma share count includes 12.4M of rollover-equity, 0.9M to Preferred Shareholders, 1.7M shares issued to satisfy acquisitions, 8.75M shares based on a 50% redemption scenario at $10.40 per share and shares issued to other financing investors, 7.5M shares to PIPE Investors at a $10.00 share price, 3.9M shares to SPAC Sponsor founder shares, 0.2M shares to SPAC IPO underwriters, and 0.2M shares to FACT board members. Figure also includes 3.8M shares designated as PAD acquisition reserve. (7) FACT Sponsor shares are capped at 11.0% pro-forma ownership at close, excluding any earnout share considerations. This includes 600,000 redemption-related Sponsor Performance Bonus Shares, the issuance of which is automatically triggered where the amount remaining in the Trust Account after redemptions of Public Shares is (A) at least $35.0 million and (B) at least $70.0 million. (8) Assumes full paydown of Aerodyn's $46M Promissory Note and $2.5M of Aerofab Promissory Notes + $25.0M of new debt facility totaling $31.5M of debt and $106.6M of Cash at transaction close. (9) Represents repayment to preferred shareholders from PAD's Series A – Series D Rounds. (10) Represents the cash & promissory note portion of acquisition costs for Aerodyn, Aerofab and WestPro. (11) Includes 4.0% Underwriter Fee on Debt & Equity, $3M SPAC Merger fee, Legal Fees, and M&A Advisory Fees. This does not include other specific financing fees related to debt. (12) Represents SPAC IPO Underwriter Shares of 0.2M, and FACT Board Member Shares of 0.2M. (13) PAD has received a non-binding term sheet from BC Partners for up to $75M of debt and $5M in equity financing. As this term sheet is non-binding, there can be no assurance that a definitive agreement will be signed with BC Partners (or any other third-party debt provider). In the event PAD enters into any credit facility, drawing more than $25M under the facility currently requires the prior consent of Aerodyn.

27

17.6x 29.0x N/A 33.2x 25.5x 28.8x 15.4x 15.9x 17.2x 9.2x 7.8x 7.7x 7.4x 6.3x 3.8x 3.0x 2.8x 2.5x 28 Select Public Comparables Benchmarking Valuation Performance PAD Public Comparables Universe* Source: Company Financials & FactSet as of 4/27/2026 *Note: Forward revenue and EBITDA margin for public comparables are based on FactSet consensus estimates where available and Company Financials. For additional detail, please see the Disclaimer and Risk Factors. Enterprise Value (“EV”) is per FactSet. Projections are inherently uncertain and may not materialize. PAD’s comparable universe reflects companies with similar offerings, scale, end markets, and operating models within Aerospace & Defense. (1) Mean and Median excludes Park Aerospace Corporation due to lack of EBITDA estimate. EV / CY’26E Revenue EV / CY’26E EBITDA Median: 6.3x Mean: 5.6x Mean: Median: 21.6x (1) 22.8x (1)

Select Public Comparables Benchmarking

Operational Performance

PAD Public Comparables Universe*



CY'24PF(1) – FY'26EPF Projected Pro-Forma Revenue CAGR
CY'26EPF Projected Pro-Forma Gross Margin
CY'26EPF Projected Pro-Forma EBITDA Margin(3)
PAD PRECISION AEROSPACE & DEFENSE
VSE CORPORATION
ESCO TECHNOLOGIES
GHM
PARK AEROSPACE CORP.
HEICO
TRANSDIGM GROUP INC.
CURTISS-WRIGHT
MOOG
Ducommun
7.6%
31.5%
17.4%
16.5%
14.2%
14.1%
12.4%
9.6%
9.2%
5.6%
Base Case(2)
Mean: 14.5%
Median: 14.1%
38.4%
16.2%
43.0%
25.6%
32.6%
39.4%
58.9%
37.1%
27.7%
27.3%
Base Case(2)
Mean: 34.2%
Median: 32.6%
18.8%
19.6%
24.6%
13.4%
N/A
27.0%
52.3%
22.3%
14.7%
17.3%
Base Case(2)
Mean: 23.9%(4)
Median: 20.9%(4)

Source: Company Provided Materials and FactSet as of 4/27/26. *Note, FactSet research analysts' consensus is used to calculate public comparable estimated revenue, gross margin and EBITDA margin. These are projections and are therefore subject to risk that such results may not materialize. For additional detail, please see the Disclaimer and Risk Factors. PAD's comparables universe was selected based on companies with a similar suite of offerings, scale, end-market exposure, and operating model within the broader Aerospace & Defense universe. (1) FY'24PF financials include audited figures for Maney, V&M, 10 months and 22 days of Aerofab, 8 days of Aerodyn, and unaudited financials for the remainder of the financial year for Aerodyn and Aerofab, and full-year financials for SPM, WestPro, and DSI. For additional detail, please see Slide 24. (2) Base Case includes Maney, Aerofab, V&M, Aerodyn, DSI, SPM, and WestPro. For additional detail, please see Slides 24 & 25. (3) EBITDA Margin is a non-GAAP calculation. For additional detail on EBITDA Margin reconciliation, please see the Disclaimer. (4) Mean and Median excludes Park Aerospace Corporation due to lack of EBITDA estimate.

29

Select Public Comparables Benchmarking

EBITDA Multiple Expansion & Index Comparisons

EBITDA Multiple Expansion[1]

PAD | **Select Public Comparables[4]**

**CYE 2026 EV/EBITDA Multiples*



12.4x
21.5x
+0.1x
21.6x
PAD
PRECISION AEROSPACE & DEFENSE
(1)(5)
PAD LOI Signing Date
7/15/2025(6)
Present
4/27/2026

Aerospace & Defense Indices[1][2][3]

Index Multiple Comparisons

**TTM EV/EBITDA Multiples*



25.9x
25.4x
22.8x
SPSIAD
DJSASD
DXS

Source: Company Provided Materials and FactSet as of 4/27/26.

(1) EBITDA Margin is a non-GAAP calculation. For additional detail on EBITDA Margin reconciliation, please see the Disclaimer. (2) EV / TTM EBITDA Multiples are as of 3/31/2026 per Bloomberg. (3) Indices references are as follows: S&P Aerospace & Defense Select Industry Index (SPSIAD), Dow Jones U.S. Select Aerospace & Defense Index (DJSASD), and SPADE Defense Index (DXS). (4) Select Public Comparables: Transdigm, Curtiss-Wright, Moog, ESCO Technologies, HEICO, VSE Corporation, Ducommun, and Graham Corporation, Park Corporation is excluded due to lack of Estimates. PAD's comparables universe was selected based on companies with a similar suite of offerings, scale, end-market exposure, and operating model within the broader Aerospace & Defense universe. Figures presented above reflect the median EV/EBITDA multiple of the selected public comparables. (5) PAD multiple based on Adj. EBITDA and FY'26EPF financials, which includes Maney, Aerofab, V&M, Aerodyn, SPM, WestPro, DSI and FY'26EPF Target Inorganic Growth on page 25. Some of these transactions may not be completed in FY'26, or ever. See Risk Factors. (6) CYE 2025 EV / EBITDA Multiples.

PAD
PRECISION AEROSPACE & DEFENSE

30

Precision Aerospace & Defense Group, Inc. (PAD) 31 Purpose Built Platform Poised for Significant Growth Long - Standing Customer Relationships Across Capability Sets and End Markets Coveted Positioning Throughout the Manufacturing Supply Chains Drives Attractive Revenue Growth and Margin Profile

Appendix: Non - GAAP Reconciliations Business Overview 32

PAD Pro-Forma Historical & Projected Summary

Consolidated Income Statement

PAD Pro-Forma Historical & Projected Summary Financials

	Q1'25PF	Q2'25PF	Q3'25PF	Q4'25PF	FY'25PF[3]	Q1'26EPF	Q2'26EPF	Q3'26EPF	Q4'26EPF	FY'26EPF[4]
Revenues	**$18.5**	**$19.3**	**$18.6**	**$16.7**	**$73.0**	**$20.5**	**$21.8**	**$22.0**	**$19.5**	**$83.8**
Cost of sales	11.2	12.7	11.7	10.2	45.8	13.0	13.4	13.5	11.7	51.7
Gross profit	**$7.3**	**$6.6**	**$6.9**	**$6.5**	**$27.2**	**$7.5**	**$8.3**	**$8.6**	**$7.8**	**$32.2**
	39%	34%	37%	39%	37%	37%	38%	39%	40%	38%
Operating										
SG&A (Less Interest Expense)	4.4	4.0	4.1	4.9	17.5	4.5	4.3	4.4	4.9	18.2
Total Operating Income (Expense)	**$2.9**	**$2.5**	**$2.7**	**$1.5**	**$9.7**	**$3.0**	**$4.0**	**$4.2**	**$2.9**	**$14.0**
Other Income (Expense)										
Interest Expense	(0.5)	(0.5)	(0.4)	(0.5)	(1.9)	(0.2)	(0.2)	(0.2)	(0.2)	(0.8)
Other income (expense)	0.6	0.6	(0.1)	(0.1)	1.0	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Taxes	0.2	0.5	0.7	0.5	1.9	0.6	0.8	0.8	0.6	2.8
Total other income (expense)	**($0.1)**	**($0.4)**	**($1.2)**	**($1.1)**	**($2.8)**	**($0.8)**	**($1.0)**	**($1.0)**	**($0.8)**	**($3.6)**
Net income (loss)	**$2.8**	**$2.1**	**$1.6**	**$0.5**	**$6.9**	**$2.2**	**$3.0**	**$3.1**	**$2.1**	**$10.4**

Source: Company Provided Materials.
(1) Financials are inclusive of all seven of the completed and pending acquisitions assuming they were acquired by PAD as of January 1, 2024. Some of these transactions may not be completed in FY'26, or ever. For additional detail, please see Slide 13, the Disclaimer and Risk Factors. (2) Certain acquisition agreements may include earnout payments that could affect future financial performance and profitability. (3) FY'25PF financials include audited figures for Maney, V&M, Aerofab, and Aerodyn, and unaudited financials for WestPro, SPM, and DSI. (4) FY'26EPF includes financials from Maney, V&M, Aerofab, Aerodyn, WestPro, SPM and DSI.

PAD PRECISION AEROSPACE & DEFENSE

33

Reconciliation of Non-GAAP Financial Measures

PAD Pro-Forma Historical & Projected EBITDA Reconciliation										
	Q1'25PF	Q2'25PF	Q3'25PF	Q4'25PF	FY'25PF(2)	Q1'26EPF	Q2'26EPF	Q3'26EPF	Q4'26EPF	FY'26EPF(3)
Net income (loss)	**$2.8**	**$2.1**	**$1.6**	**$0.5**	**$6.9**	**$2.2**	**$3.0**	**$3.1**	**$2.1**	**10.4**
Depreciation & Amortization	0.6	0.5	0.4	0.4	2.0	0.4	0.4	0.4	0.4	1.8
Interest expense	0.5	0.5	0.4	0.5	1.9	0.2	0.2	0.2	0.2	0.8
Taxes	0.2	0.5	0.7	0.5	1.9	0.6	0.8	0.8	0.6	2.8
EBITDA	**$4.0**	**$3.6**	**$3.1**	**$1.9**	**$12.7**	**$3.4**	**$4.5**	**$4.6**	**$3.3**	**15.8**
WestPro One-Time Expenses(4)	0.1	0.1	0.1	0.1	0.4	-	-	-	-	-
PAD One-Time Expenses(5)	(0.3)	(0.2)	0.3	0.2	(0.0)	-	-	-	-	-
Aerodyn Professional Fees	0.0	-	-	-	0.0	-	-	-	-	-
SPM Professional Fees(6)	0.1	0.1	0.1	0.0	0.2	-	-	-	-	-
Adj. EBITDA	**$4.0**	**$3.6**	**$3.5**	**$2.2**	**$13.3**	**$3.4**	**$4.5**	**$4.6**	**$3.3**	**15.8**
	21%	19%	19%	13%	18%	17%	20%	21%	17%	19%

Source: Company Provided Materials.
(1) Financials are inclusive of all seven of the completed and pending acquisitions assuming they were acquired by PAD as of January 1, 2024. For additional detail, please see Slide 13 and the Disclaimer. (2) 2025PF financials include audited figures for Maney, V&M, Aerofab, and Aerodyn and unaudited financials for WestPro, SPM and DSI. (3) FY'26EPF includes financials from Maney, V&M, Aerofab, Aerodyn, WestPro, SPM and DSI. (4) 2024 One-Time costs include Owner Salaries, Owner's Discretionary Expenses, Royalties Income, Equipment Rental Fees, and Rent. 2025 One-Time costs include Equipment Rental Fees and Royalty Expenses. (5) PAD Expenses include Advisory, Legal, and Accounting/Tax Expenses.
(6) Professional Fees are related to other one-time fees.

PAD PRECISION AEROSPACE & DEFENSE

34

Appendix: Case Studies 35

36 Aerodyn Engineering Power Generation Technologies Case Study Dave Lawrence Founder & CTO

Aerodyn - Company Background and History

AERODYN

Industries Served

- Aerospace & Defense
- Space
- Heavy Industry
- Power Generation
- Waste Energy Recovery
- Automotive


1919

Headquarters – Indianapolis, IN



Test Site – Whitestown, IN

2002
- Founded in February 2002
- Focus on Instrumentation of Gas Turbine Engines
- Field Test Support of OEM's (GE, RR, P&W)

2007
- Moved into 25k SF Facility
- High Precision machining
- Instrumentation
- Flight and Field Test Support
- Engineering

2011
- Created Test Facility in 2011
- Turbocharger Gas Stand Test Cells
- Vibration Testing
- Slip Rings and Telemetry Products
- Flow Calibration

2016
- Expanded Main site in 2016 by 23k SF
- Expansion needed for larger machines and capabilities

Present
- ~74k SF Facilities
- Customer funded expansion up to 15 machines
- New turbine applications driving demand

Source: Company Provided Materials.

PAD
PRECISION AEROSPACE & DEFENSE

37

Aerodyn – What We Do • Machining and Fabrication of Development Hardware • Instrumentation of Components to Measure Performance and Durability • Slip Rings and Telemetry Systems to Monitor Rotating Sensors • Test Support - Flight, Field, and Test Cell Support • Engineering Support - Analysis and Test Data Reduction • Data Acquisition Systems • Turbocharger Gas Stand Testing • Vibration Testing • Performance Testing New Product Development for OEMs OEM Testing Services Source: Company Provided Materials. 38

Aerodyn – Credibility & Capability Create Barriers to Entry

Must Have Industry Certifications

- Elaborate Quality System per ISO 9001 and AS9100
- ITAR Compliant and SAM Registration
- Customer Specific Certifications to Perform Work and Processes (e.g. Welding, EDM, Machining)

Credibility & Personnel

- Years of Prior Successful Projects
- Strong Trust and Relationships
- Demonstrated Capability
- Years of Experience

Must Have Software and Systems

- ERP System to track orders and costs (Epicor, SAP)
- CAD Software to Design and Analysis (Unigraphics, SolidWorks, ANSYS)
- CAM Software to program Machines (MasterCAM, UG, Vericut, Open Mind)

State of the Art Equipment

- 5-Axis Machining Centers
- Special Processes- EDM, WaterJet Cutting
- Inspection Equipment CMM's, Laser Scan



DMG Mori DMU 125P





Source: Company Provided Materials.

PAD PRECISION AEROSPACE & DEFENSE

39

40 Case Study Westpro Lab Space as a Growth Driver Brad Bowder / Todd Breeden President / VP of Operations

Westpro Lab – Industry - leading NDT Source: Company Provided Materials. 41

Westpro Lab – What We Do[1]



Headquarters: Salem, Oregon

*Serving major clients such as **SpaceX, Lockheed Martin, Blue Origin,** and **Boeing.***

Core Service Offerings

- ✓ Phased Array Ultrasonics
- ✓ Conventional Ultrasonics
- ✓ Custom Inspection Systems
- ✓ Electrical Discharge Machining (EDM) / Dimensioning
- ✓ Calibration Standards

Barriers to Entry in Aerospace NDE / NDT

- ✓ Zero Failure Culture
- ✓ Significant Capital Investment
- ✓ Experienced, Qualified And Certified Personnel
- ✓ Quality Management System Accreditation
- ✓ Technical & Regulatory Complexity

Source: Company Provided Materials.
(1) PAD has entered into a definitive acquisition agreement with Western Professional, Inc. ("WestPro") on September 30, 2024, which was amended as of March 26, 2026. The WestPro acquisition is expected to close, subject to closing conditions, on or about the date of the consummation of the Proposed Business Combination.

42

43 V&M Precision Machining & Grinding Case Study Jennifer Haskins GM & CFO

V&M – What We Do

V&M PRECISION MACHINING AND GRINDING

Headquarters: Brea, California

Facility Size: ~30,000 SF

Founded in 1946

Landing Gear Manufacturer





Core Capabilities

- Hard Metals Machining
- Complex Assembly's
- Tight Tolerances
- Re-Engineer and Build to Print

OEM Approvals

- Boeing
- Triumph
- Goodrich
- ES3
- Mitsubishi

Programs

- **Leading Small Tier Supplier – C-17 Program**
- Program Lifecycle Extended 50 years in 2022
- DPS 4.804 Approved (Limited Suppliers Remaining)
- Assisting Major Suppliers (Herous-Devtek, Collins Aerospace)
- Commercial DPS 4.804 Approved
- DC9/10, 777, 737, 787, 747

Source: Company Provided Materials.

PAD PRECISION AEROSPACE & DEFENSE

44

V&M - New Market Developments » F - 35 Wingman With Integrated Electronic Attack Capabilities » New Version of XQ Valkyrie Requires Built - in Landing Gear » Parachute Conversion to Runway Landing » Increases Payloads & Range Kratos MQ - 58B » Customer Needs Over 250 Units » Reduces Lead Time » Limited Competition Shimmy Damper Testing » AS9110 Approval » Opens Door To New MRO Markets Maintenance, Repair and Overhaul Source: Company Provided Materials. 45

Appendix: Risk Factors 46

Risk Factors Source: Company Provided Materials. 47 You should carefully consider the risks and uncertainties described below and the other information in this investor presentation before deciding whether to invest. PAD’s business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occur. Such risks include, but are not limited to, the following: RISK FACTORS ABOUT PAD’S BUSINESS • PAD’s business model is dependent on acquisitions, mergers, business combinations, joint ventures and/or similar transactions (“M&A Activity”). PAD may be unable to identify appropriate targets for M&A Activity or to negotiate satisfactory terms with M&A Activity targets. • PAD may not be able to consummate M&A Activity on satisfactory terms or as quickly as it anticipates. • PAD may be required to raise capital or financing in connection with its M&A Activity and it may be unable to do so on attractive terms, or at all. • PAD has incurred and will continue to incur significant expenses in connection with M&A Activity. • PAD’s M&A Activity may increase its capital requirements, dilute its stockholders, cause it to incur debt or assume contingent liabilities and subject it to other risks. • PAD’s M&A Activity may not result in efficiencies or synergies that PAD expects and may be more expensive than PAD anticipates. • PAD’s M&A Activity may not generate the strategic advantages that PAD anticipates. • If PAD’s due diligence investigations of potential M&A Activity targets are inadequate or if unanticipated risks related to the businesses of potential M&A Activity targets materialize, PAD’s future business and financial results may be adversely affected. • The acquisition process with respect to some of the companies included within PAD’s FY’26 pro forma projections has not yet been completed, and may not be completed in FY’26, or ever. • The due diligence process with respect to some of the companies included within PAD’s FY’26 pro forma projections may result in the discovery of unanticipated risks and liabilities. • PAD may not be able to achieve its business objectives if it cannot effectively integrate acquired operations of M&A Activity targets and/or their subsidiaries. • PAD and its subsidiaries may not have the administrative, operational or financial resources to continue to grow their businesses. • PAD’s M&A Activity may result in significant one - time charges in connection with consummation of an M&A Activity transaction. • PAD’s financial projections represent management’s current estimates, based on certain assumptions, and those assumptions may be inaccurate. • The financial results that are forecasted in PAD’s financial projections may prove to be inaccurate. • If the Proposed Business Combination is not consummated or if certain closing conditions, such as the required minimum capital condition, are not satisfied, there is substantial doubt about PAD’s ability to continue as a going concern. • PAD’s business focuses almost exclusively on the aerospace and defense industries and unfavorable developments in those indus tries could negatively affect PAD’s business. • PAD’s customer base is highly concentrated, and a substantial portion of PAD’s revenues and earnings depends upon the continued willingness of the U.S. Government and other customers in the defense industry to buy its products and services. • Reductions in defense, space or homeland security spending by U.S. and/or foreign governments or corporations could reduce PAD’s revenues. • A very high percentage of PAD’s business involves fixed - price contracts; those contracts could result in lesser profits or losses if PAD experiences cost overruns. • PAD’s success is dependent on the acquisition or development of new products, equipment and services. PAD’s inability to introduce new products and services, whether through acquisition or through development, could reduce its sales or sales growth. • PAD and its subsidiaries are subject to governmental regulation and failure to comply with these regulations could cause the government to withdraw, suspend or revoke their authorizations and approvals to do business and could subject PAD to penalties and sanctions that could harm its business. • PAD’s subsidiaries’ backlogs are subject to reduction and cancelation, which could negatively impact PAD’s projections, revenues and results of operations.

Risk Factors Source: Company Provided Materials. 48 You should carefully consider the risks and uncertainties described below and the other information in this investor presentation before deciding whether to invest. PAD’s business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occur. Such risks include, but are not limited to, the following: PIPE SPECIFIC RISK FACTORS • The Proposed Business Combination, and the proposed PIPE, are not conditioned upon the completion of certain acquisitions that are included in PAD’s FY’26 pro forma financial projections, and some of those acquisitions will not be consummated until after the consummation of the Proposed Business Combination. If those acquisitions are not consummated, the value of a PIPE investment may be less than what the PIPE investor had anticipated. • PAD may be required to raise additional financing by issuing new securities with terms or rights superior to those of existing stockholders, or at a price per share that is less than the price per share paid by investors in the proposed PIPE, which could adversely affect the value of an investment in the proposed PIPE. • There can be no assurance that FACT or PAD will be able to raise sufficient capital in the proposed PIPE to satisfy the minimum capital condition in the Proposed Business Combination. • The proposed PIPE will only be consummated if the Proposed Business Combination closes, and the closing of the Proposed Business Combination is subject to a number of closing conditions, some of which will be outside of FACT’s and PAD’s control. • PAD and/or FACT may agree to waive certain closing conditions in order to permit the Proposed Business Combination to be consummated, even if such a waiver is not in the interests of PIPE investors. • The securities to be issued in the proposed PIPE investment will not be registered with the SEC and, absent the registration of such securities, cannot be transferred or resold except in a transaction exempt from or not subject to the requirements of the Securities Act and applicable state securities laws. BUSINESS COMBINATION RISK FACTORS • The completion of the Proposed Business Combination is subject to certain closing conditions and any such conditions may not be satisfied on a timely basis, if at all. If the closing conditions are not satisfied or waived, the Proposed Business Combination may not be consummated. • There may not be an active trading market for PAD’s shares following completion of the Proposed Business Combination which may cause the shares to trade at a discount from their initial trading price and make it difficult to sell any such shares. • Future sales, or the perception of future sales, by PAD or its stockholders in the public market could cause the market price for PAD’s securities to decline. • The cash payment that PAD is required to make to the holders of the outstanding shares of PAD’s preferred stock prior to the closing of the Proposed Business Combination is significant, and such payment could have a material adverse effect on PAD’s financial health. • PAD does not intend to pay dividends on its common stock for the foreseeable future. • The market price of PAD’s common stock may fluctuate significantly following the completion of the Proposed Business Combination and may decline regardless of PAD’s operating performance. You could lose all or part of your investment as a result. • Any future issuance by PAD of shares of common stock or convertible securities could make it difficult for another company to acquire it, may dilute your ownership of PAD, and could adversely affect its stock price. • Subsequent to the completion of the Proposed Business Combination, PAD may be required to take write - downs or write - offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of its securities, which could cause you to lose some or all of your investment. • We are currently in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by the current U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates .

Forward-Looking Statements

This communication relates to the proposed business combination between FACT II Acquisition Corp. (“FACT”) and Precision Aerospace & Defense Group, Inc. (“PAD” or the “Company”) (the “Business Combination”). This communication includes “forward-looking statements” within the meaning of applicable U.S. federal securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to: statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; future ventures or investments in companies, products, services or technologies; the potential for the Company to increase in value; the satisfaction of the closing conditions of the proposed Business Combination and any other transaction related thereto; expectations relating to the proposed Business Combination and any other transaction related thereto; and the timing of the closing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of PAD’s and FACT’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of PAD and FACT.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause PAD’s or FACT’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that PAD is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; PAD’s limited operating history; PAD’s expectations regarding future financial performance, capital requirements and unit economics; PAD’s expectations regarding the timing of the closing of current acquisition transactions and the performance of PAD’s acquisition targets, if such acquisitions are successfully completed; PAD’s use and reporting of business and operational metrics; PAD’s competitive landscape; PAD’s dependence on members of its senior management and its ability to attract and retain qualified personnel; PAD’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; PAD’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; PAD’s reliance on strategic partners and other third parties; PAD’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; changes in market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination or any other transaction related to the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any statements or enforcements or other actions relating to special purpose acquisition companies by the U.S. Securities and Exchange Commission (the “SEC”)) that could adversely affect the combined company or the expected benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; the risk that the approval of the shareholders of FACT or PAD or any other condition to the closing of the proposed Business Combination is not obtained; failure to realize the anticipated benefits of the proposed Business Combination or any other transaction related to the proposed Business Combination; risks relating to any legal proceedings that may be instituted against FACT, PAD, the combined company or others in connection with the proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to PAD and the combined company; the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; global economic and political conditions; the amount of redemption requests made by FACT’s public shareholders; and those factors discussed in documents that FACT has filed or will file with the SEC.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the documents filed by FACT from time to time with the SEC, including the Registration Statement (as defined below), when available. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements are not guarantees of future performance, and readers are cautioned not to place undue reliance on them. All forward-looking statements speak only as of the date of this communication. Neither PAD nor FACT undertakes any obligation to update or revise any forward-looking statements to reflect events, developments, or circumstances after the date hereof, except as required by applicable law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed Business Combination, FACT and PAD have filed a registration statement on Form S-4, as amended by Amendment No. 1 (the “Registration Statement”) with the SEC, which includes a proxy statement for the solicitation of FACT shareholder approval and a prospectus for the offer and sale of FACT securities in the proposed Business Combination, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed Business Combination. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF FACT AND PAD ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the Registration Statement, proxy statement, prospectus and other documents containing important information about FACT and PAD as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

FACT, PAD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FACT’s shareholders in connection with the proposed Business Combination and the other matters set forth in the Registration Statement. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination are contained in the Registration Statement, which includes the proxy statement/prospectus pertaining to the proposed Business Combination, available at www.sec.gov.